

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Selim Bassoul
Chief Executive Officer
Six Flags Entertainment Corp
1000 Ballpark Way, Suite 400
Arlington, Texas 76011

> **Re: Six Flags Entertainment Corp**
> **Form 10-K for the Fiscal Year Ended January 2, 2022**
> **Filed February 24, 2022**
> **File No. 001-13703**

Dear Mr. Bassoul:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services